Exhibit 99.1

Guardforce AI Announces Planned U.S. Expansion with Proposed Acquisition of SBC Global Holdings Inc.

NEW YORK, December 9, 2021 -- Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (Nasdaq: GFAI, GFAIW), an integrated security solutions provider in Asia, announced today its proposed U.S. expansion plans with the acquisition of New Jersey-based SBC Global Holdings Inc. (“SBC”). As part of the acquisition, Robert Shiver, Chairman and CEO of SBC, will continue to lead the firm. The proposed acquisition is expected to be completed by January 31, 2022.

The purchase price is expected to be one times SBC’s 2021 audited total assets, which the parties expect to be approximately $2 million. The purchase price will be paid in a mix of cash (10%) and Company equity (90%). The parties expect to value the equity portion of the purchase price based upon a price of $4.20 per Company share. The equity portion of the purchase price will be subject to vesting over a two-year period and locked-up until vested. The acquisition of SBC is subject to, among other things, the satisfactory completion of due diligence by the Company, the entry into definitive agreements and any required third-party consents.

Terence Yap, Chairman of Guardforce AI, commented, “As a Singapore-headquartered company, we view the United States and Canada as incredibly important markets and a priority for our global expansion plans. This development is part of our ongoing commitment to working with innovative businesses around the world with the goal of expanding the reach of our core offerings globally.”

Robert Shiver, Chairman and CEO of SBC, added, “We are excited to work with Guardforce AI as they expand into the U.S. market. Given Guardforce AI’s well-established international operations, presence and diversified set of AI solutions, SBC will now have potentially greater opportunities in terms of additional and diverse revenue streams. We have great confidence that this acquisition will aid our growth not only in the United States, Canada but also in Southeast Asia.”

SBC offers robotic Technology-as-a-Service (“TaaS”) to customers and clients in the educational, residential, healthcare, and transportation sectors in the U.S and has offices in New Jersey and New York. The acquisition is expected to further enable Guardforce AI’s operations and ability to deploy its roll out of additional robotic and technology solutions in the United States and Canada.

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. (Nasdaq: GFAI, GFAIW) is a leading integrated security solutions provider that is trusted to protect and transport the high-value assets of public and private sector organizations. Developing and introducing innovative technologies that enhance safety and protection, Guardforce AI helps clients adopt new technologies and operate safely as the Asia Pacific business landscape evolves.

For more information, visit www.guardforceai.com

About SBC Holdings

SBC Holdings provides autonomous robotics solutions that drive business continuity and community health — enabling healthier, safer and more efficient offices, communities’ commercial real estate, schools, airports and many other sectors. Leveraging decades of combined management experience developing smart buildings, campuses, and cities around the world, SBC is committed to increasing the asset value of commercial properties while attracting and maintaining valuable tenant share in this competitive market. For more information, please visit https://www.sbccobotics.com/.

Forward Looking Statements

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the SEC. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

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